January 14, 2009


Ms. Patricia Williams
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


             Re: Claymore Securities Defined Portfolios, Series 526

           Income Closed-End & Treasury Allocation Portfolio, Series 3

                              File No.: 333-154806

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 Dear Ms. Williams:

     This letter is in response to the questions and comments that you raised during our telephone conversation on January 13, 2009, regarding the registration statement on Form S-6/A for the Claymore Defined Portfolios, Series 526, filed with the Securities and Exchange Commission (the "Commission") on November 24, 2008. The registration statement offers the Income Closed-End & Treasury Allocation Portfolio, Series 3 (the "Trust"). This letter serves to respond to your comments.

Comment 1

     How is the Trust an appropriate investment product for the current times when U.S. Treasury bonds are yielding minimal or no income?

Response to Comment 1

     Claymore Securities, Inc. (the "Sponsor") believes that the Trust is an appropriate investment product for the current times because while the Trust will hold shares of one exchange-traded fund (the "ETF") that tracks a U.S. treasury bond index, it will also hold common stocks of closed-end investment companies (the "Closed-End Funds") that invest in various income-oriented securities of different asset classes. The Sponsor believes that the Closed-End Funds will yield appropriate levels of income to offset the relatively low yields of the ETF. Moreover, the ETF is included in the portfolio to dampen the Trust's duration sensitivity and to lower the trust's overall volatility and not to provide high yield.

Comment 2

     Please provide the yield of the ETF to be included in the Trust.

Response to Comment 2

     As of January 13, 2009, the yield of the ETF to be included in the Trust was 4.78%.

Comment 3

     Please explain how the Trust will meet its investment objective of providing high current income and the potential for capital appreciation if the ETF holds low yielding U.S. Treasury bonds. Also explain how the investment objective is appropriate in light of the securities being held by the Trust.

Response to Comment 3

     The Trust will meet its investment objective because the Closed-End Funds provide the yield necessary for the Trust to provide high current income and the potential for capital appreciation. As stated above, the ETF is included in the Trust to dampen the Trust's duration sensitivity and to lower the trust's overall volatility and not to provide high yield.

Comment 4

     Please provide an 80% investment policy reflecting the Trust's name.

Response to Comment 4

     The Prospectus has been revised to include a description of the 80% investment policy.

Comment 5

     Please provide additional disclosure regarding the current low yields of U.S. Treasury bonds and ETFs that invest in U.S. Treasury bonds.

Response to Comment 5

     The Prospectus has been revised to include additional disclosure.

     Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                                Sincerely yours,

                                                          CHAPMAN AND CUTLER LLP

                                                       By /s/ Morrison C. Warren
                                                         -----------------------
                                                              Morrison C. Warren